U. S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, D. C. 20549

                                   Form 12b-25
                           Notification of Late Filing

                                   (Check One):

                [ ] Form 10-KSB    [  ] Form 11-K     [  ] Form 20-F
                         [X] Form 10-QSB   [  ] Form N-SAR


                 Pursuant to Rule 12b-25 (17 CFR 240, 12b-25) of the
                       General Rules and Regulations under the
                          Securities Exchange Act of 1934


                       For Period Ended: September 30, 1998


Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________________
______________________________________________________________________________

Part I - Registrant Information
-------------------------------

     Full Name of Registrant:  WasteMasters, Inc.

     Address of Principal Executive Office:  Promenade II, Suite 2545
                                             1230 Peachtree Street
                                             Atlanta, Georgia 30309


Part II - Rules 12b-25 (b) and (c)
----------------------------------

If the subject report could not be filed without unreasonable effort or expense the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report or semi-annual report/portion therof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative
--------------------

[State below in reasonable detail the reasons why the form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.]

     The Form 10-QSB Report for the quarter ended September 30, 1998 could not be filed within the prescribed time period due to the voluminous amount of financial data that was required for the full disclosure and reporting of the multiiple acquisitions that occurred during the quarter. Acquisition of the financial data for each company acquired has caused a delay in the consolidation accounting required for this 10-QSB Report.

     Due to the time required to compile and reconcile all of the necessary accounting information and to obtain proper financial consultation to properly account for the transactions in accordance with General Accepted Accounting Principles, additional time is necessary for preparation of the 10-QSB Report.

     The reasons enumerated above, causing the inability to file timely, could not be eliminated by the Registrant without unreasonable effort or expense.

Part IV - Other Information
---------------------------

(1) Name and telephone number of person to contact in regard to this notification

      Douglas C. Holsted            404                   888-0158
     ---------------------      -----------          ------------------
           (Name)               (Area Code)          (Telephone Number)

(2)  Have all other periodic reports required under
     section 13 or 15(d) of the Securities Exchange
     Act of 1934 or section 30 of the Investment
     Company Act of 1940 during the preceding 12        [X] Yes   [ ] No
     months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

(3)  Is it anticipated that any significant change
     in results of operations from the corresponding
     period for the last fiscal year will be reflected
     by the earnings statements to be included in the
     subject report or portion thereof?                 [X] Yes   [ ] No
     If so: attach an explanation of the anticipated change, both naratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     (See Attachment 1)

     WasteMasters, Inc. (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 17, 1998     By: /S/Douglas C. Holsted
                                ----------------------------
                                 Douglas C. Holsted
                                 Chief Financial Officer

                                ATTACHMENT 1
                                ------------

                              WASTEMASTERS, INC.
                         Form 12b-25 for Form 10-QSB
                            at September 30, 1998


     The financial results for 1998 reflect significant acquisition activity when compared to 1997. Operational losses for the third quarter of 1998 will be substantially the same as those for the second quarter.

     The Company will show approximately $15,000,000 (or $.12/share) of one-time extraordinary write-downs for the third quarter of 1998.